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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934

LIFECORE BIOMEDICAL, INC.
(Name of Subject Company (Issuer))

SBT ACQUISITION INC.
SBT HOLDINGS INC.
WARBURG PINCUS PRIVATE EQUITY IX L.P.
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

CUSIP Number 532187101
(CUSIP Number of Class of Securities)

Sean Carney
Warburg Pincus Private Equity IX, L.P.
466 Lexington Avenue
New York, NY 10017
212-878-0600
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Steven J. Gartner, Esq.
Mark A. Cognetti, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**

$251,880,143.00	$9,898.89

*
Estimated for purposes of calculating the filing fee only. The transaction value was calculated on the offer to purchase all of the outstanding shares of common stock of Lifecore Biomedical, Inc. at a purchase price of $17.00 in cash per share and 13,558,691 shares of common stock issued and outstanding as of February 18, 2008 and 1,257,788 shares of common stock issuable on or before the expiration of the offer pursuant to existing stock options.

**
The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Value by 0.0000393.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.
☐
issuer tender offer subject to Rule 13e-4.
☐
going private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this "Schedule TO") relates to the offer by SBT Acquisition Inc., a Minnesota corporation (the "Purchaser"), and wholly owned subsidiary of SBT Holdings Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Lifecore Biomedical, Inc., a Minnesota corporation ("Lifecore"), at a purchase price of $17.00 per Share net to the seller in cash without interest and less any required withholding taxes, if any, upon the terms and subject to the conditions set forth in the offer to purchase dated February 21, 2008 (the "Offer to Purchase") and related letter of transmittal (the "Letter of Transmittal"), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B). This Schedule TO is being filed on behalf of Purchaser and Parent.

        All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

ITEM 1.    SUMMARY TERM SHEET.

        The information set forth in the Offer to Purchase under the heading "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

        (a)   The name of the subject company is Lifecore Biomedical, Inc. Lifecore's principal executive offices are located at 3513 Lyman Boulevard, Chaska, Minnesota 55318-3051. Lifecore's telephone number is (952) 368-4300.

        (b)   The class of securities to which this Schedule TO relates is the common stock, par value $0.01 per share, of Lifecore. According to Lifecore, as of February 18, 2008, there were 13,558,691 shares of Lifecore common stock issued and outstanding and there were outstanding options to purchase an aggregate of 1,257,788 shares of Lifecore common stock.

        (c)   The information set forth in the Offer to Purchase under the heading "Price Range of Shares; Dividends" is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON.

        (a) through (c)     This Schedule TO is filed by Parent and Purchaser. The information set forth in the Offer to Purchase under the heading "Certain Information Concerning Purchaser and Parent" and in Annex A thereto is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION.

        The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        (a), (b)    The information set forth in the Offer to Purchase under the headings "Summary Term Sheet", "Introduction", "Certain Information Concerning Purchaser and Parent", "Background of the Offer; Contacts with Lifecore", and "Purpose of the Offer and Plans for Lifecore; Merger Agreement and Other Matters" is incorporated herein by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        (a) through (c)(1) - (7)    The information set forth in the Offer to Purchase under the headings "Summary Term Sheet", "Introduction", "Price Range of Shares; Dividends", "Possible Effects of the

Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations", "Background of the Offer; Contacts with Lifecore", and "Purpose of the Offer and Plans for Lifecore; Merger Agreement and Other Matters" is incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The information set forth in the Offer to Purchase under the headings "Summary Term Sheet" and "Source and Amount of Funds" is incorporated herein by reference.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        (a), (b)    The information set forth in the Offer to Purchase under the headings "Certain Information Concerning Purchaser and Parent", and "Purpose of the Offer and Plans for Lifecore; Merger Agreement" is incorporated herein by reference.

ITEM 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        The information set forth in the Offer to Purchase under the headings "Background of the Offer; Contacts with Lifecore" and "Fees and Expenses" is incorporated herein by reference.

ITEM 10.    FINANCIAL STATEMENTS.

        (a), (b)    Not applicable.

ITEM 11.    ADDITIONAL INFORMATION.

        (a)(1)    The information set forth in the Offer to Purchase under the headings "Certain Information Concerning Purchaser and Parent", "Background of the Offer; Contacts with Lifecore" and "Purpose of the Offer and Plans for Lifecore; Merger Agreement" is incorporated herein by reference.

        (a)(2)    The information set forth in the Offer to Purchase under the headings "Purpose of the Offer and Plans for Lifecore; Merger Agreement", "Conditions of the Offer" and "Certain Regulatory and Legal Matters" is incorporated herein by reference.

        (a)(3)    The information set forth in the Offer to Purchase under the headings "Conditions of the Offer" and "Certain Regulatory and Legal Matters" is incorporated herein by reference.

        (a)(4)    The information set forth in the Offer to Purchase under the heading "Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations" is incorporated herein by reference.

        (a)(5)    None.

        (b)    The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.    EXHIBITS.

(a)(1)(A)	Offer to Purchase dated February 21, 2008.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Text of Press Release issued by Lifecore on January 15, 2008 (incorporated by reference to the pre-commencement Schedule 14D-9C filed by Lifecore on January 15, 2008).
(a)(1)(G)	Transcript of Lifecore Conference call on January 15, 2008 (incorporated by reference to the pre-commencement Schedule 14D-9C filed by Lifecore on January 15, 2008).
(a)(1)(H)	Text of Press Release issued by Lifecore on February 14, 2008 (incorporated by reference to the pre-commencement Schedule 14D-9C filed by Lifecore on February 14, 2008).
(a)(1)(I)	Summary Advertisement published on February 21, 2008.
(b)	Not Applicable.
(d)(1)(A)
Agreement and Plan of Merger, dated as of January 15, 2008, by and among Lifecore, Purchaser and Parent (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Lifecore on January 15, 2008).
(d)(1)(B)
Limited Guarantee from Warburg Pincus Private Equity IX, L.P., dated January 15, 2008 (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Lifecore on January 15, 2008).
(d)(1)(C)	Confidentiality Agreement, dated July 21, 2006, by and between Lifecore and Warburg Pincus LLC.
(g)	Not Applicable.
(h)	Not Applicable.

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.

        Not applicable.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 21, 2008

SBT ACQUISITION INC.
By:	/s/ NOAH KNAUF Name: Noah Knauf Title: President
SBT HOLDINGS INC.
By:	/s/ NOAH KNAUF Name: Noah Knauf Title: President
WARBURG PINCUS PRIVATE EQUITY IX, L.P.
By:	Warburg Pincus IX, LLC, its General Partner
By:	Warburg Pincus Partners LLC, its Sole Member
By:	Warburg Pincus & Co., its Managing Member
By:	/s/ SEAN CARNEY Name: Sean Carney Title: Partner

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase dated February 21, 2008.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Text of Press Release issued by Lifecore on January 15, 2008 (incorporated by reference to the pre-commencement Schedule 14D-9C filed by Lifecore on January 15, 2008).
(a)(1)(G)	Transcript of Lifecore Conference call on January 15, 2008 (incorporated by reference to the pre-commencement Schedule 14D-9C filed by Lifecore on January 15, 2008).
(a)(1)(H)	Text of Press Release issued by Lifecore on February 14, 2008 (incorporated by reference to the pre-commencement Schedule 14D-9C filed by Lifecore on February 14, 2008).
(a)(1)(I)	Summary Advertisement published on February 21, 2008.
(b)	Not Applicable.
(d)(1)(A)
Agreement and Plan of Merger, dated as of January 15, 2008, by and among Lifecore, Purchaser and Parent (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Lifecore on January 15, 2008).
(d)(1)(B)
Limited Guarantee from Warburg Pincus Private Equity IX, L.P., dated January 15, 2008 (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Lifecore on January 15, 2008).
(d)(1)(C)	Confidentiality Agreement, dated July 21, 2006, by and between Lifecore and Warburg Pincus LLC.
(g)	Not Applicable.
(h)	Not Applicable.

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  ITEM 1. SUMMARY TERM SHEET.
  ITEM 2. SUBJECT COMPANY INFORMATION.
  ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
  ITEM 10. FINANCIAL STATEMENTS.
  ITEM 11. ADDITIONAL INFORMATION.
  ITEM 12. EXHIBITS.
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
SIGNATURES
EXHIBIT INDEX